EXHIBIT 99.2

Q3

Supplementary Financial Information

Third Quarter 2012

BCE Investor Relations
Thane Fotopoulos
514-870-4619
thane.fotopoulos@bell.ca

Bell

BCE Inc. (1)
Consolidated Operational Data

($ millions of Canadian dollars, except per share amounts) (unaudited)	Q3 2012	Q3 2011	$ change	% change		YTD 2012	YTD 2011	$ change	% change
Operating revenues	4,982	4,910	72	1.5%		14,814	14,331	483	3.4%
Operating costs (A)	(2,926)	(2,907)	(19)	(0.7%)		(8,662)	(8,389)	(273)	(3.3%)
Employee benefit plans service cost	(37)	(62)	25	40.3%		(165)	(182)	17	9.3%
EBITDA (3)	2,019	1,941	78	4.0%		5,987	5,760	227	3.9%
EBITDA margin (4)	40.5%	39.5%		1.0	pts	40.4%	40.2%		0.2	pts
Severance, acquisition and other costs	(24)	(130)	106	81.5%		(63)	(410)	347	84.6%
Depreciation	(674)	(628)	(46)	(7.3%)		(1,982)	(1,877)	(105)	(5.6%)
Amortization	(180)	(180)	-	0.0%		(539)	(542)	3	0.6%
Finance costs
Interest expense	(223)	(210)	(13)	(6.2%)		(633)	(627)	(6)	(1.0%)
Interest on employee benefit obligations	(243)	(247)	4	1.6%		(728)	(736)	8	1.1%
Expected return on pension plan assets	267	259	8	3.1%		802	772	30	3.9%
Other (expense) income	(5)	11	(16)	n.m.		28	134	(106)	(79.1%)
Earnings before income taxes	937	816	121	14.8%		2,872	2,474	398	16.1%
Income taxes	(248)	(80)	(168)	n.m.		(628)	(473)	(155)	(32.8%)
Net earnings	689	736	(47)	(6.4%)		2,244	2,001	243	12.1%
Net earnings attributable to:
Common shareholders	569	642	(73)	(11.4%)		1,916	1,735	181	10.4%
Preferred shareholders	36	33	3	9.1%		105	93	12	12.9%
Non-controlling interest	84	61	23	37.7%		223	173	50	28.9%
Net earnings	689	736	(47)	(6.4%)		2,244	2,001	243	12.1%
Net earnings per common share - basic	$0.74	$0.83	$(0.09)	(10.8%)		$2.48	$2.26	$0.22	9.7%
Net earnings per common share - diluted	$0.74	$0.83	$(0.09)	(10.8%)		$2.48	$2.26	$0.22	9.7%
Dividends per common share	$0.5675	$0.5175	$0.050	9.7%		$1.6525	$1.5275	$0.125	8.2%
Average number of common shares outstanding - basic (millions)	774.2	777.6				774.1	769.1
Average number of common shares outstanding - diluted (millions)	774.8	778.2				774.5	769.5
Number of common shares outstanding (millions)	774.6	778.0				774.6	778.0

Adjusted Net Earnings and EPS
Net earnings attributable to common shareholders	569	642	(73)	(11.4%)		1,916	1,735	181	10.4%
Severance, acquisition and other costs	19	82	(63)	(76.8%)		48	284	(236)	(83.1%)
Net gains on investments	-	-	-	0.0%		(8)	(89)	81	91.0%
Adjusted net earnings attributable to common shareholders (3)	588	724	(136)	(18.8%)		1,956	1,930	26	1.3%
Impact on net earnings per share	$0.02	$0.10	$(0.08)	(80.0%)		$0.05	$0.25	$(0.20)	(80.0%)
Adjusted EPS (3)	$0.76	$0.93	$(0.17)	(18.3%)		$2.53	$2.51	$0.02	0.8%

(A)	Excludes employee benefit plans service cost
n.m. : not meaningful

BCE Inc. Supplementary Financial Information – Third Quarter 2012 Page 2

BCE Inc.
Consolidated Operational Data - Historical Trend

($ millions of Canadian dollars, except per share amounts) (unaudited)	YTD 2012	Q3 12	Q2 12	Q1 12	Total 2011	Q4 11	Q3 11	Q2 11	Q1 11
Operating revenues	14,814	4,982	4,923	4,909	19,497	5,166	4,910	4,955	4,466
Operating costs (A)	(8,662)	(2,926)	(2,820)	(2,916)	(11,627)	(3,238)	(2,907)	(2,908)	(2,574)
Employee benefit plans service cost	(165)	(37)	(62)	(66)	(241)	(59)	(62)	(61)	(59)
EBITDA	5,987	2,019	2,041	1,927	7,629	1,869	1,941	1,986	1,833
EBITDA margin	40.4%	40.5%	41.5%	39.3%	39.1%	36.2%	39.5%	40.1%	41.0%
Severance, acquisition and other costs	(63)	(24)	(20)	(19)	(409)	1	(130)	(219)	(61)
Depreciation	(1,982)	(674)	(664)	(644)	(2,538)	(661)	(628)	(638)	(611)
Amortization	(539)	(180)	(178)	(181)	(723)	(181)	(180)	(183)	(179)
Finance costs
Interest expense	(633)	(223)	(206)	(204)	(842)	(215)	(210)	(226)	(191)
Interest on employee benefit obligations	(728)	(243)	(242)	(243)	(984)	(248)	(247)	(247)	(242)
Expected return on pension plan assets	802	267	268	267	1,032	260	259	259	254
Other income (expense)	28	(5)	53	(20)	129	(5)	11	145	(22)
Earnings before income taxes	2,872	937	1,052	883	3,294	820	816	877	781
Income taxes	(628)	(248)	(173)	(207)	(720)	(247)	(80)	(194)	(199)
Net earnings	2,244	689	879	676	2,574	573	736	683	582
Net earnings attributable to:
Common shareholders	1,916	569	773	574	2,221	486	642	590	503
Preferred shareholders	105	36	34	35	119	26	33	31	29
Non-controlling interest	223	84	72	67	234	61	61	62	50
Net earnings	2,244	689	879	676	2,574	573	736	683	582
Net earnings per common share - basic	$2.48	$0.74	$1.00	$0.74	$2.88	$0.62	$0.83	$0.76	$0.67
Net earnings per common share - diluted	$2.48	$0.74	$1.00	$0.74	$2.88	$0.62	$0.83	$0.76	$0.67
Dividends per common share	$1.6525	$0.5675	$0.5425	$0.5425	$2.0450	$0.5175	$0.5175	$0.5175	$0.4925
Average number of common shares outstanding - basic (millions)	774.1	774.2	773.7	774.3	771.4	778.1	777.6	776.6	752.9
Average number of common shares outstanding - diluted (millions)	774.5	774.8	774.0	774.7	771.8	778.7	778.2	777.1	753.5
Number of common shares outstanding (millions)	774.6	774.6	773.9	773.6	775.4	775.4	778.0	777.5	754.1
Adjusted Net Earnings and EPS
Net earnings attributable to common shareholders	1,916	569	773	574	2,221	486	642	590	503
Severance, acquisition and other costs	48	19	15	14	282	(2)	82	162	40
Net gains on investments	(8)	-	-	(8)	(89)	-	-	(89)	-
Adjusted net earnings attributable to common shareholders	1,956	588	788	580	2,414	484	724	663	543
Impact on net earnings per share	$0.05	$0.02	$0.02	$0.01	$0.25	$-	$0.10	$0.10	$0.05
Adjusted EPS	$2.53	$0.76	$1.02	$0.75	$3.13	$0.62	$0.93	$0.86	$0.72

(A)	Excludes employee benefit plans service cost

BCE Inc. Supplementary Financial Information – Third Quarter 2012 Page 3

BCE Inc.
Segmented Data (2)

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q3 2012	Q3 2011	$ change	% change		YTD 2012	YTD 2011	$ change	% change

Revenues
Bell Wireline	2,505	2,610	(105)	(4.0%)		7,612	7,912	(300)	(3.8%)
Bell Wireless	1,434	1,339	95	7.1%		4,115	3,866	249	6.4%
Bell Media	546	435	111	25.5%		1,592	964	628	65.1%
Inter-segment eliminations	(93)	(71)	(22)	(31.0%)		(254)	(185)	(69)	(37.3%)
Total Bell	4,392	4,313	79	1.8%		13,065	12,557	508	4.0%
Bell Aliant	698	700	(2)	(0.3%)		2,067	2,074	(7)	(0.3%)
Inter-segment eliminations	(108)	(103)	(5)	(4.9%)		(318)	(300)	(18)	(6.0%)
Total BCE Inc.	4,982	4,910	72	1.5%		14,814	14,331	483	3.4%

Operating costs
Bell Wireline	(1,527)	(1,567)	40	2.6%		(4,623)	(4,754)	131	2.8%
Bell Wireless	(880)	(858)	(22)	(2.6%)		(2,484)	(2,464)	(20)	(0.8%)
Bell Media	(390)	(354)	(36)	(10.2%)		(1,203)	(760)	(443)	(58.3%)
Inter-segment eliminations	93	71	22	31.0%		254	185	69	37.3%
Total Bell	(2,704)	(2,708)	4	0.1%		(8,056)	(7,793)	(263)	(3.4%)
Bell Aliant	(367)	(364)	(3)	(0.8%)		(1,089)	(1,078)	(11)	(1.0%)
Inter-segment eliminations	108	103	5	4.9%		318	300	18	6.0%
Total BCE Inc.	(2,963)	(2,969)	6	0.2%		(8,827)	(8,571)	(256)	(3.0%)

EBITDA
Bell Wireline	978	1,043	(65)	(6.2%)		2,989	3,158	(169)	(5.4%)
Margin	39.0%	40.0%		(1.0	) pts	39.3%	39.9%		(0.6	) pts
Bell Wireless	554	481	73	15.2%		1,631	1,402	229	16.3%
Margin	38.6%	35.9%		2.7	pts	39.6%	36.3%		3.3	pts
Bell Media	156	81	75	92.6%		389	204	185	90.7%
Margin	28.6%	18.6%		10.0	pts	24.4%	21.2%		3.2	pts
Total Bell	1,688	1,605	83	5.2%		5,009	4,764	245	5.1%
Margin	38.4%	37.2%		1.2	pts	38.3%	37.9%		0.4	pts
Bell Aliant	331	336	(5)	(1.5%)		978	996	(18)	(1.8%)
Margin	47.4%	48.0%		(0.6	) pts	47.3%	48.0%		(0.7	) pts
Total BCE Inc.	2,019	1,941	78	4.0%		5,987	5,760	227	3.9%
Margin	40.5%	39.5%		1.0	pts	40.4%	40.2%		0.2	pts

Capital expenditures
Bell Wireline	514	474	(40)	(8.4%)		1,632	1,326	(306)	(23.1%)
Capital Intensity (5)	20.5%	18.2%		(2.3	) pts	21.4%	16.8%		(4.6	) pts
Bell Wireless	152	150	(2)	(1.3%)		460	431	(29)	(6.7%)
Capital Intensity	10.6%	11.2%		0.6	pts	11.2%	11.1%		(0.1	) pts
Bell Media	22	28	6	21.4%		52	55	3	5.5%
Capital Intensity	4.0%	6.4%		2.4	pts	3.3%	5.7%		2.4	pts
Total Bell	688	652	(36)	(5.5%)		2,144	1,812	(332)	(18.3%)
Capital Intensity	15.7%	15.1%		(0.6	) pts	16.4%	14.4%		(2.0	) pts
Bell Aliant	144	162	18	11.1%		457	436	(21)	(4.8%)
Capital Intensity	20.6%	23.1%		2.5	pts	22.1%	21.0%		(1.1	) pts
Total BCE Inc.	832	814	(18)	(2.2%)		2,601	2,248	(353)	(15.7%)
Capital Intensity	16.7%	16.6%		(0.1	) pts	17.6%	15.7%		(1.9	) pts

BCE Inc. Supplementary Financial Information – Third Quarter 2012 Page 4

BCE Inc.
Segmented Data - Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2012	Q3 12	Q2 12	Q1 12	Total 2011	Q4 11	Q3 11	Q2 11	Q1 11

Revenues
Bell Wireline	7,612	2,505	2,528	2,579	10,621	2,709	2,610	2,630	2,672
Bell Wireless	4,115	1,434	1,361	1,320	5,231	1,365	1,339	1,276	1,251
Bell Media	1,592	546	534	512	1,542	578	435	529	-
Inter-segment eliminations	(254)	(93)	(83)	(78)	(261)	(76)	(71)	(73)	(41)
Total Bell	13,065	4,392	4,340	4,333	17,133	4,576	4,313	4,362	3,882
Bell Aliant	2,067	698	687	682	2,775	701	700	692	682
Inter-segment eliminations	(318)	(108)	(104)	(106)	(411)	(111)	(103)	(99)	(98)
Total BCE Inc.	14,814	4,982	4,923	4,909	19,497	5,166	4,910	4,955	4,466

Operating costs
Bell Wireline	(4,623)	(1,527)	(1,520)	(1,576)	(6,466)	(1,712)	(1,567)	(1,559)	(1,628)
Bell Wireless	(2,484)	(880)	(805)	(799)	(3,408)	(944)	(858)	(816)	(790)
Bell Media	(1,203)	(390)	(382)	(431)	(1,208)	(448)	(354)	(406)	-
Inter-segment eliminations	254	93	83	78	261	76	71	73	41
Total Bell	(8,056)	(2,704)	(2,624)	(2,728)	(10,821)	(3,028)	(2,708)	(2,708)	(2,377)
Bell Aliant	(1,089)	(367)	(362)	(360)	(1,458)	(380)	(364)	(360)	(354)
Inter-segment eliminations	318	108	104	106	411	111	103	99	98
Total BCE Inc.	(8,827)	(2,963)	(2,882)	(2,982)	(11,868)	(3,297)	(2,969)	(2,969)	(2,633)

EBITDA
Bell Wireline	2,989	978	1,008	1,003	4,155	997	1,043	1,071	1,044
Margin	39.3%	39.0%	39.9%	38.9%	39.1%	36.8%	40.0%	40.7%	39.1%
Bell Wireless	1,631	554	556	521	1,823	421	481	460	461
Margin	39.6%	38.6%	40.9%	39.5%	34.8%	30.8%	35.9%	36.1%	36.9%
Bell Media	389	156	152	81	334	130	81	123	-
Margin	24.4%	28.6%	28.5%	15.8%	21.7%	22.5%	18.6%	23.3%	n.m.
Total Bell	5,009	1,688	1,716	1,605	6,312	1,548	1,605	1,654	1,505
Margin	38.3%	38.4%	39.5%	37.0%	36.8%	33.8%	37.2%	37.9%	38.8%
Bell Aliant	978	331	325	322	1,317	321	336	332	328
Margin	47.3%	47.4%	47.3%	47.2%	47.5%	45.8%	48.0%	48.0%	48.1%
Total BCE Inc.	5,987	2,019	2,041	1,927	7,629	1,869	1,941	1,986	1,833
Margin	40.4%	40.5%	41.5%	39.3%	39.1%	36.2%	39.5%	40.1%	41.0%

Capital expenditures
Bell Wireline	1,632	514	586	532	1,973	647	474	450	402
Capital Intensity	21.4%	20.5%	23.2%	20.6%	18.6%	23.9%	18.2%	17.1%	15.0%
Bell Wireless	460	152	172	136	619	188	150	168	113
Capital Intensity	11.2%	10.6%	12.6%	10.3%	11.8%	13.8%	11.2%	13.2%	9.0%
Bell Media	52	22	18	12	91	36	28	27	-
Capital Intensity	3.3%	4.0%	3.4%	2.3%	5.9%	6.2%	6.4%	5.1%	n.m.
Total Bell	2,144	688	776	680	2,683	871	652	645	515
Capital Intensity	16.4%	15.7%	17.9%	15.7%	15.7%	19.0%	15.1%	14.8%	13.3%
Bell Aliant	457	144	176	137	573	137	162	155	119
Capital Intensity	22.1%	20.6%	25.6%	20.1%	20.6%	19.5%	23.1%	22.4%	17.4%
Total BCE Inc.	2,601	832	952	817	3,256	1,008	814	800	634
Capital Intensity	17.6%	16.7%	19.3%	16.6%	16.7%	19.5%	16.6%	16.1%	14.2%

BCE Inc. Supplementary Financial Information – Third Quarter 2012 Page 5

Bell Wireline (2)

	Q3	Q3			YTD	YTD
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	2012	2011	% change		2012	2011	% change
Bell Wireline
Local & access	654	710	(7.9%)		1,997	2,165	(7.8%)
Long distance	192	223	(13.9%)		610	684	(10.8%)
Data (A)	1,386	1,384	0.1%		4,199	4,192	0.2%
Equipment & other	195	212	(8.0%)		572	639	(10.5%)
Total external revenues	2,427	2,529	(4.0%)		7,378	7,680	(3.9%)
Inter-segment revenues	78	81	(3.7%)		234	232	0.9%
Total Bell Wireline operating revenues	2,505	2,610	(4.0%)		7,612	7,912	(3.8%)
Operating costs	(1,527)	(1,567)	2.6%		(4,623)	(4,754)	2.8%
EBITDA	978	1,043	(6.2%)		2,989	3,158	(5.4%)
EBITDA Margin	39.0%	40.0%	(1.0	) pts	39.3%	39.9%	(0.6	) pts

Capital expenditures	514	474	(8.4%)		1,632	1,326	(23.1%)
Capital Intensity	20.5%	18.2%	(2.3	) pts	21.4%	16.8%	(4.6	) pts
Local
Network access services (NAS)
Residential (B)	3,027,343	3,365,854	(10.1%)		3,027,343	3,365,854	(10.1%)
Business	2,741,266	2,839,482	(3.5%)		2,741,266	2,839,482	(3.5%)
Total	5,768,609	6,205,336	(7.0%)		5,768,609	6,205,336	(7.0%)
Network access service net (losses)/activations
Residential (B)	(84,540)	(95,267)	11.3%		(248,778)	(243,033)	(2.4%)
Business	(24,740)	(15,362)	(61.0%)		(84,269)	(27,336)	n.m.
Total	(109,280)	(110,629)	1.2%		(333,047)	(270,369)	(23.2%)
Internet
High Speed Internet net activations (losses)	13,416	(101)	n.m		25,145	14,335	75.4%
High Speed Internet subscribers EOP (C) (D)	2,108,100	2,111,661	(0.2%)		2,108,100	2,111,661	(0.2%)
TV
Net subscriber activations (E)	15,846	26,169	(39.4%)		50,227	40,519	24.0%
Total subscribers EOP (D) (E) (F)	2,136,765	2,075,877	2.9%		2,136,765	2,075,877	2.9%

(A)

Starting in Q1 2012, we have included TV service revenues in data revenues to align with the reporting practices of our peers. As a result, we have restated prior period results within Bell Wireline. Our previously reported Wireline segment and consolidated results did not change as a result of this restatement.

(B)	Residential NAS losses in Q2 2012 were increased by 7,692 lines following a review of customer account records.
(C)

At the beginning of 2012, our high-speed Internet subscriber base was reduced by 20,953 customers to reflect the decommissioning of our worldwide interoperability for microwave access (WiMax) network and our decision to shut down our cable TV business in Montréal in 2012.

(D)	At the beginning of Q3 2012, our high-speed Internet and TV subscriber base were reduced by 8,844 customers and 7,514 customers respectively, to adjust for customer deactivations.
(E)	Our TV customer base was increased by 15,260 customers to include the cable operations of Northwestel Inc. at the beginning of 2011.
(F)	At the beginning of 2012, our TV subscriber base was reduced by 9,527 customers following our decision to shut down our cable TV business in Montréal in 2012.

BCE Inc. Supplementary Financial Information – Third Quarter 2012 Page 6

Bell Wireline - Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2012	Q3 12	Q2 12	Q1 12	Total 2011	Q4 11	Q3 11	Q2 11	Q1 11
Bell Wireline
Local & access	1,997	654	665	678	2,852	687	710	726	729
Long distance	610	192	206	212	903	219	223	227	234
Data (A)	4,199	1,386	1,395	1,418	5,642	1,450	1,384	1,393	1,415
Equipment & other	572	195	185	192	911	272	212	208	219
Total external revenues	7,378	2,427	2,451	2,500	10,308	2,628	2,529	2,554	2,597
Inter-segment revenues	234	78	77	79	313	81	81	76	75
Total Bell Wireline operating revenues	7,612	2,505	2,528	2,579	10,621	2,709	2,610	2,630	2,672
Operating costs	(4,623)	(1,527)	(1,520)	(1,576)	(6,466)	(1,712)	(1,567)	(1,559)	(1,628)
EBITDA	2,989	978	1,008	1,003	4,155	997	1,043	1,071	1,044
EBITDA Margin	39.3%	39.0%	39.9%	38.9%	39.1%	36.8%	40.0%	40.7%	39.1%

Capital expenditures	1,632	514	586	532	1,973	647	474	450	402
Capital Intensity	21.4%	20.5%	23.2%	20.6%	18.6%	23.9%	18.2%	17.1%	15.0%
Local
Network access services (NAS)
Residential (B)	3,027,343	3,027,343	3,111,883	3,205,002	3,276,121	3,276,121	3,365,854	3,461,121	3,544,600
Business	2,741,266	2,741,266	2,766,006	2,800,124	2,825,535	2,825,535	2,839,482	2,854,844	2,871,862
Total	5,768,609	5,768,609	5,877,889	6,005,126	6,101,656	6,101,656	6,205,336	6,315,965	6,416,462
Network access service net (losses)/activations
Residential (B)	(248,778)	(84,540)	(93,119)	(71,119)	(332,766)	(89,733)	(95,267)	(83,479)	(64,287)
Business	(84,269)	(24,740)	(34,118)	(25,411)	(41,283)	(13,947)	(15,362)	(17,018)	5,044
Total	(333,047)	(109,280)	(127,237)	(96,530)	(374,049)	(103,680)	(110,629)	(100,497)	(59,243)
Internet
High Speed Internet net activations (losses)	25,145	13,416	(664)	12,393	15,426	1,091	(101)	1,275	13,161
High Speed Internet subscribers EOP (C) (D)	2,108,100	2,108,100	2,103,528	2,104,192	2,112,752	2,112,752	2,111,661	2,111,762	2,110,487
TV
Net subscriber activations (E)	50,227	15,846	16,758	17,623	68,221	27,702	26,169	6,292	8,058
Total subscribers EOP (D) (E) (F)	2,136,765	2,136,765	2,128,433	2,111,675	2,103,579	2,103,579	2,075,877	2,049,708	2,043,416

(A)

Starting in Q1 2012, we have included TV service revenues in data revenues to align with the reporting practices of our peers. As a result, we have restated prior period results within Bell Wireline. Our previously reported Wireline segment and consolidated results did not change as a result of this restatement.

(B)	Residential NAS losses in Q2 2012 were increased by 7,692 lines following a review of customer account records.
(C)

At the beginning of 2012, high-speed Internet subscriber base was reduced by 20,953 customers to reflect the decommissioning of our worldwide interoperability for microwave access (WiMax) network and our decision to shut down our cable TV business in Montréal in 2012.

(D)	At the beginning of Q3 2012, our high-speed Internet and TV subscriber base were reduced by 8,844 customers and 7,514 customers respectively, to adjust for customer deactivations.
(E)	Our TV customer base was increased by 15,260 customers to include the cable operations of Northwestel Inc. at the beginning of 2011.
(F)	At the beginning of 2012, our TV subscriber base was reduced by 9,527 customers following our decision to shut down our cable TV business in Montréal in 2012.

BCE Inc. Supplementary Financial Information – Third Quarter 2012 Page 7

 Bell Wireless (2)

	Q3	Q3			YTD	YTD
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	2012	2011	% change		2012	2011	% change
Bell Wireless
Revenue
Service	1,307	1,228	6.4%		3,769	3,547	6.3%
Product	113	102	10.8%		306	293	4.4%
Total external Bell Wireless revenues	1,420	1,330	6.8%		4,075	3,840	6.1%
Inter-segment	14	9	55.6%		40	26	53.8%
Total Bell Wireless operating revenues	1,434	1,339	7.1%		4,115	3,866	6.4%
Operating costs	(880)	(858)	(2.6%)		(2,484)	(2,464)	(0.8%)
EBITDA	554	481	15.2%		1,631	1,402	16.3%
EBITDA margin (Total revenues)	38.6%	35.9%	2.7	pts	39.6%	36.3%	3.3	pts
EBITDA margin (Service revenues)	42.4%	39.2%	3.2	pts	43.3%	39.5%	3.8	pts

Capital expenditures	152	150	(1.3%)		460	431	(6.7%)
Capital intensity	10.6%	11.2%	0.6	pts	11.2%	11.1%	(0.1	) pts
Wireless gross activations	490,696	525,780	(6.7%)		1,307,107	1,424,479	(8.2%)
Postpaid	372,574	372,346	0.1%		993,481	1,013,648	(2.0%)
Wireless net activations	129,764	85,749	51.3%		155,645	127,548	22.0%
Postpaid (A)	148,502	126,854	17.1%		313,145	301,811	3.8%
Wireless subscribers EOP	7,576,027	7,369,596	2.8%		7,576,027	7,369,596	2.8%
Postpaid	6,281,211	5,843,180	7.5%		6,281,211	5,843,180	7.5%
Average revenue per unit (ARPU)($/month) (6)	57.30	55.01	4.2%		55.51	53.23	4.3%
Churn (%) (average per month) (7)	1.6%	2.0%	0.4	pts	1.7%	2.0%	0.3	pts
Prepaid	3.3%	3.9%	0.6	pts	3.7%	3.8%	0.1	pts
Postpaid	1.2%	1.5%	0.3	pts	1.3%	1.5%	0.2	pts
Usage per subscriber (min/month)	307	291	5.5%		299	278	7.6%
Cost of acquisition (COA) (8) ($/sub)	397	392	(1.3%)		392	387	(1.3%)

(A)	At the beginning of Q3 2012, our wireless postpaid net activations were reduced by 7,100 customers to adjust for customer deactivations.

BCE Inc. Supplementary Financial Information – Third Quarter 2012 Page 8

Bell Wireless - Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2012	Q3 12	Q2 12	Q1 12	Total 2011	Q4 11	Q3 11	Q2 11	Q1 11
Bell Wireless
Revenue
Service	3,769	1,307	1,248	1,214	4,769	1,222	1,228	1,174	1,145
Product	306	113	99	94	422	129	102	92	99
Total external Bell Wireless revenues	4,075	1,420	1,347	1,308	5,191	1,351	1,330	1,266	1,244
Inter-segment	40	14	14	12	40	14	9	10	7
Total Bell Wireless operating revenues	4,115	1,434	1,361	1,320	5,231	1,365	1,339	1,276	1,251
Operating costs	(2,484)	(880)	(805)	(799)	(3,408)	(944)	(858)	(816)	(790)
EBITDA	1,631	554	556	521	1,823	421	481	460	461
EBITDA margin (Total revenues)	39.6%	38.6%	40.9%	39.5%	34.8%	30.8%	35.9%	36.1%	36.9%
EBITDA margin (Service revenues)	43.3%	42.4%	44.6%	42.9%	38.2%	34.5%	39.2%	39.2%	40.3%

Capital expenditures	460	152	172	136	619	188	150	168	113
Capital intensity	11.2%	10.6%	12.6%	10.3%	11.8%	13.8%	11.2%	13.2%	9.0%

Wireless gross activations	1,307,107	490,696	428,265	388,146	1,936,396	511,917	525,780	474,900	423,799
Postpaid	993,481	372,574	327,335	293,572	1,402,965	389,317	372,346	341,645	299,657
Wireless net activations	155,645	129,764	47,208	(21,327)	185,434	57,886	85,749	36,507	5,292
Postpaid (A)	313,145	148,502	102,067	62,576	433,797	131,986	126,854	94,309	80,648
Wireless subscribers EOP	7,576,027	7,576,027	7,453,363	7,406,155	7,427,482	7,427,482	7,369,596	7,283,847	7,247,340
Postpaid	6,281,211	6,281,211	6,139,809	6,037,742	5,975,166	5,975,166	5,843,180	5,716,326	5,622,017
Average revenue per unit (ARPU)($/month)	55.51	57.30	55.37	53.84	53.55	54.50	55.01	52.99	51.68
Churn (%)(average per month)	1.7%	1.6%	1.7%	1.8%	2.0%	2.1%	2.0%	2.0%	1.9%
Prepaid	3.7%	3.3%	3.7%	3.9%	3.9%	4.2%	3.9%	3.7%	3.7%
Postpaid	1.3%	1.2%	1.3%	1.4%	1.5%	1.5%	1.5%	1.5%	1.4%
Usage per subscriber (min/month)	299	307	303	285	283	299	291	282	256
Cost of acquisition (COA)($/sub)	392	397	381	399	403	450	392	400	366

(A)	At the beginning of Q3 2012, our wireless postpaid net activations were reduced by 7,100 customers to adjust for customer deactivations.

BCE Inc. Supplementary Financial Information – Third Quarter 2012 Page 9

BCE Inc.
Net debt and other information

BCE Inc. - Net debt and preferreds

At September 30, 2012		BCE Inc.
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)
		Bell
	Bell	Aliant	BCE Inc.
Debt due within one year	1,192	371	1,563
Long-term debt	11,367	2,654	14,021
Preferred shares - BCE (A)	1,698	-	1,698
Cash and cash equivalents	(512)	(36)	(548)
Net debt	13,745	2,989	16,734

Bell - Net debt and preferreds
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)
	September 30	June 30	March 31	Dec. 31
	2012	2012	2012	2011

Debt due within one year	1,192	1,179	1,980	1,724
Long-term debt	11,367	11,440	10,030	10,070
Preferred shares - BCE (A)	1,698	1,698	1,698	1,558
Cash and cash equivalents	(512)	(769)	(369)	(140)
Net Debt	13,745	13,548	13,339	13,212

Net Debt / Adjusted EBITDA (B)	2.0	2.0	2.0	2.0
Adjusted EBITDA (B) / Net interest, excluding interest on employee benefit obligations and including 50% of preferred dividends	9.0	9.1	9.0	9.1

Bell Media Inc. - Proportionate Information
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD
	2012	Q3 2012	Q2 2012	Q1 2012	Total 2011	Q4 2011	Q3 2011	Q2 2011

Proportionate Net Debt	198	198	211	188	230	230	220	275
Proportionate EBITDA	316	124	128	64	278	113	62	103

Cash Flow Information
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q3	Q3			YTD	YTD
	2012	2011	$ change	% change	2012	2011	$ change	% change
Free Cash Flow (FCF)
Cash from operating activities, excluding acquisition costs paid	1,370	1,651	(281)	(17.0%)	3,968	3,453	515	14.9%
Capital expenditures	(688)	(652)	(36)	(5.5%)	(2,144)	(1,812)	(332)	(18.3%)
Dividends paid on preferred shares	(27)	(31)	4	12.9%	(94)	(87)	(7)	(8.0%)
Dividends/distributions paid by subsidiaries to non-controlling interest	(19)	(11)	(8)	(72.7%)	(58)	(23)	(35)	n.m.
Bell Aliant distributions to BCE	48	48	-	0.0%	143	166	(23)	(13.9%)
FCF	684	1,005	(321)	(31.9%)	1,815	1,697	118	7.0%

Cash Flow Information - Historical Trend
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
	2012	2012	2012	2012	2011	2011	2011	2011	2011
Free Cash Flow (FCF)
Cash from operating activities, excluding acquisition costs paid	3,968	1,370	1,593	1,005	4,129	676	1,651	1,065	737
Capital expenditures	(2,144)	(688)	(776)	(680)	(2,683)	(871)	(652)	(645)	(515)
Dividends paid on preferred shares	(94)	(27)	(34)	(33)	(118)	(31)	(31)	(28)	(28)
Dividends/distributions paid by subsidiaries to non-controlling interest	(58)	(19)	(26)	(13)	(31)	(8)	(11)	(12)	-
Bell Aliant distributions to BCE	143	48	47	48	214	48	48	47	71
FCF	1,815	684	804	327	1,511	(186)	1,005	427	265

(A)	Net debt includes 50% of preferred shares.
(B)	Adjusted EBITDA is defined as EBITDA including dividends / distributions from Bell Aliant to BCE and is based on trailing 12 months data.

BCE Inc. Supplementary Financial Information – Third Quarter 2012 Page 10

BCE Inc.
Consolidated Statements of Financial Position Data

	September 30	June 30	March 31	December 31
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	2012	2012	2012	2011
ASSETS
Current assets
Cash	130	82	130	130
Cash equivalents	418	706	267	45
Trade and other receivables	2,800	2,699	2,821	3,119
Current tax receivable	72	68	38	43
Inventory	407	366	361	427
Prepaid expenses	361	409	397	262
Other current assets	120	137	128	152
Total current assets	4,308	4,467	4,142	4,178
Non-current assets
Property, plant and equipment	19,916	19,792	18,897	18,785
Intangible assets	7,751	7,859	7,983	8,013
Deferred tax assets	284	309	314	329
Investments in associates and joint ventures	780	322	314	307
Other non-current assets	529	491	576	629
Goodwill	7,185	7,185	7,185	7,185
Total non-current assets	36,445	35,958	35,269	35,248
Total assets	40,753	40,425	39,411	39,426
LIABILITIES
Current liabilities
Trade payables and other liabilities	3,659	3,637	3,464	4,056
Interest payable	149	156	154	134
Dividends payable	459	433	432	415
Current tax liabilities	243	147	43	47
Debt due within one year	1,563	1,526	2,386	2,106
Total current liabilities	6,073	5,899	6,479	6,758
Non-current liabilities
Long-term debt	14,021	14,095	12,682	12,721
Deferred tax liabilities	630	710	832	881
Employee benefit obligation	4,311	3,788	3,180	2,966
Other non-current liabilities	1,182	1,110	1,297	1,341
Total non-current liabilities	20,144	19,703	17,991	17,909
Total liabilities	26,217	25,602	24,470	24,667

EQUITY
Equity attributable to BCE shareholders
Preferred shares	3,395	3,395	3,395	3,115
Common shares	13,578	13,549	13,540	13,566
Shares subject to cancellation	-	-	-	(50)
Contributed surplus	2,555	2,547	2,536	2,527
Accumulated other comprehensive (loss) income	(15)	8	(6)	5
Deficit	(5,839)	(5,573)	(5,472)	(5,385)
Equity attributable to BCE shareholders	13,674	13,926	13,993	13,778
Non-controlling interest	862	897	948	981
Total equity	14,536	14,823	14,941	14,759
Total liabilities and equity	40,753	40,425	39,411	39,426

Number of common shares outstanding	774.6	773.9	773.6	775.4

BCE Inc. Supplementary Financial Information – Third Quarter 2012 Page 11

BCE Inc.
Consolidated Cash Flow Data

	Q3	Q3			YTD	YTD
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	2012	2011	$ change		2012	2011	$ change
Net earnings	689	736	(47)		2,244	2,001	243
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	24	130	(106)		63	410	(347)
Depreciation and amortization	854	808	46		2,521	2,419	102
Net employee benefit plans cost	13	50	(37)		91	146	(55)
Net interest expense	220	207	13		628	608	20
Gains on investments	-	-	-		(8)	(89)	81
Income taxes	248	80	168		628	473	155
Contributions to employee pension plans	(81)	(91)	10		(256)	(530)	274
Payments under other employee future benefit plans	(25)	(25)	-		(74)	(76)	2
Severance and other costs paid	(36)	(37)	1		(170)	(343)	173
Acquisition costs paid	(39)	(7)	(32)		(96)	(42)	(54)
Interest paid	(222)	(178)	(44)		(599)	(561)	(38)
Income taxes paid (net of refunds)	(39)	(24)	(15)		(189)	(57)	(132)
Operating assets and liabilities	(17)	267	(284)		(94)	(328)	234
Cash flows from operating activities	1,589	1,916	(327)		4,689	4,031	658
Bell Aliant dividends/distributions paid to BCE	48	48	-		143	166	(23)
Capital expenditures	(832)	(814)	(18)		(2,601)	(2,248)	(353)
Cash dividends paid on preferred shares	(27)	(31)	4		(94)	(87)	(7)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(85)	(75)	(10)		(255)	(243)	(12)
Acquisition costs paid	39	7	32		96	42	54
Bell Aliant Free Cash Flow	(48)	(46)	(2)		(163)	36	(199)
Free Cash Flow (3)	684	1,005	(321)		1,815	1,697	118
Bell Aliant free cash flow, excluding dividends/distributions paid	-	(2)	2		20	(202)	222
Business acquisitions	(3)	-	(3)		(5)	(680)	675
Acquisition costs paid	(39)	(7)	(32)		(96)	(42)	(54)
Business dispositions	-	-	-		-	2	(2)
Increase in investments	(399)	(2)	(397)		(401)	(6)	(395)
Decrease in investments	5	2	3		16	50	(34)
Other investing activities	1	1	-		6	4	2
Increase (decrease) in notes payable and bank advances	15	106	(91)		(106)	(24)	(82)
Increase (reduction) in securitized trade receivables	10	-	10		(15)	(350)	335
Issue of long-term debt	11	3	8		1,033	2,306	(1,273)
Repayment of long-term debt	(116)	(193)	77		(834)	(2,008)	1,174
Cash dividends paid on common shares	(420)	(402)	(18)		(1,243)	(1,117)	(126)
Issue of common shares	4	15	(11)		30	115	(85)
Repurchase of common shares	-	-	-		(107)	-	(107)
Issue of preferred shares	-	345	(345)		280	345	(65)
Issue of equity securities by subsidiaries to non-controlling interest	9	-	9		11	288	(277)
Other financing activities	(2)	(43)	41		(31)	(45)	14
	(924)	(177)	(747)		(1,442)	(1,364)	(78)
Net (decrease) increase in cash and cash equivalents	(240)	828	(1,068)		373	333	40
Cash and cash equivalents at beginning of period	788	276	512		175	771	(596)
Cash and cash equivalents at end of period	548	1,104	(556)		548	1,104	(556)

Other information
Cash flow per share (9)	$ 0.98	$1.43	$(0.45)		$2.70	$2.32	$0.38
Annualized cash flow yield (10)	4.9%	3.8%	(1.1	) pts	4.9%	3.8%	(1.1	) pts

BCE Inc. Supplementary Financial Information – Third Quarter 2012 Page 12

BCE Inc.
Consolidated Cash Flow Data - Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2012	Q3 12	Q2 12	Q1 12	Total 2011	Q4 11		Q3 11	Q2 11	Q1 11
Net earnings	2,244	689	879	676	2,574	573		736	683	582
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	63	24	20	19	409	(1)		130	219	61
Depreciation and amortization	2,521	854	842	825	3,261	842		808	821	790
Net employee benefit plans cost	91	13	36	42	193	47		50	49	47
Net interest expense	628	220	205	203	821	213		207	212	189
Gains on investments	(8)	-	-	(8)	(89)	-		-	(89)	-
Income taxes	628	248	173	207	720	247		80	194	199
Contributions to employee pension plans	(256)	(81)	(89)	(86)	(1,491)	(961)		(91)	(85)	(354)
Payments under other employee future benefit plans	(74)	(25)	(25)	(24)	(102)	(26)		(25)	(27)	(24)
Severance and other costs paid	(170)	(36)	(42)	(92)	(411)	(68)		(37)	(59)	(247)
Acquisition costs paid	(96)	(39)	(32)	(25)	(70)	(28)		(7)	(31)	(4)
Interest paid	(599)	(222)	(197)	(180)	(795)	(234)		(178)	(216)	(167)
Income taxes paid (net of refunds)	(189)	(39)	(46)	(104)	(130)	(73)		(24)	(25)	(8)
Operating assets and liabilities	(94)	(17)	178	(255)	(21)	307		267	(265)	(330)
Cash flows from operating activities	4,689	1,589	1,902	1,198	4,869	838		1,916	1,381	734
Bell Aliant dividends/distributions paid to BCE	143	48	47	48	214	48		48	47	71
Capital expenditures	(2,601)	(832)	(952)	(817)	(3,256)	(1,008)		(814)	(800)	(634)
Cash dividends paid on preferred shares	(94)	(27)	(34)	(33)	(118)	(31)		(31)	(28)	(28)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(255)	(85)	(91)	(79)	(315)	(72)		(75)	(77)	(91)
Acquisition costs paid	96	39	32	25	70	28		7	31	4
Bell Aliant Free Cash Flow	(163)	(48)	(100)	(15)	47	11		(46)	(127)	209
Free Cash Flow	1,815	684	804	327	1,511	(186)		1,005	427	265
Bell Aliant free cash flow, excluding dividends/distributions paid	20	-	53	(33)	(261)	(59)		(2)	80	(280)
Business acquisitions	(5)	(3)	-	(2)	(680)	-		-	(680)	-
Acquisition costs paid	(96)	(39)	(32)	(25)	(70)	(28)		(7)	(31)	(4)
Business dispositions	-	-	-	-	2	-		-	-	2
Increase in investments	(401)	(399)	(1)	(1)	(12)	(6)		(2)	(2)	(2)
Decrease in investments	16	5	1	10	56	6		2	45	3
Other investing activities	6	1	4	1	6	2		1	(1)	4
(Decrease) increase in notes payable and bank advances	(106)	15	(387)	266	30	54		106	(656)	526
(Reduction) increase in securitized trade receivables	(15)	10	(13)	(12)	(318)	32		-	(348)	(2)
Issue of long-term debt	1,033	11	1,011	11	2,314	8		3	1,301	1,002
Repayment of long-term debt	(834)	(116)	(633)	(85)	(2,350)	(342)		(193)	(1,739)	(76)
Cash dividends paid on common shares	(1,243)	(420)	(420)	(403)	(1,520)	(403)		(402)	(371)	(344)
Issue of common shares	30	4	8	18	152	37		15	51	49
Repurchase of common shares	(107)	-	-	(107)	(143)	(143)		-	-	-
Issue of preferred shares	280	-	-	280	345	-		345	-	-
Issue of equity securities by subsidiaries to non-controlling interest	11	9	1	1	403	115		-	-	288
Other financing activities	(31)	(2)	(5)	(24)	(61)	(16)		(43)	28	(30)
	(1,442)	(924)	(413)	(105)	(2,107)	(743)		(177)	(2,323)	1,136
Net increase (decrease) in cash and cash equivalents	373	(240)	391	222	(596)	(929)		828	(1,896)	1,401
Cash and cash equivalents at beginning of period	175	788	397	175	771	1,104		276	2,172	771
Cash and cash equivalents at end of period	548	548	788	397	175	175		1,104	276	2,172

Other information
Cash flow per share	$2.70	$0.98	$1.23	$0.49	$2.09	$(0.23	) $	1.43	$0.76	$0.13
Annualized cash flow yield	4.9%	4.9%	6.0%	5.1%	4.6%	4.6%		3.8%	3.3%	4.3%

BCE Inc. Supplementary Financial Information – Third Quarter 2012 Page 13

Accompanying Notes

(1)	Throughout this report, BCE means BCE Inc., its subsidiaries, joint ventures and associates; Bell means our Bell Wireline, Bell Wireless and Bell Media segments on an aggregate basis; and Bell Aliant means Bell Aliant Inc. and its subsidiaries.

(2)	We report our results of operations in four segments: Bell Wireline, Bell Wireless, Bell Media and Bell Aliant. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.

Starting in the first quarter of 2012, we have included TV service revenues in data revenues to align with the reporting practices of our peers. As a result, we have restated prior period results within Bell Wireline. The previously reported Wireline segment and consolidated results did not change as a result of this restatement.

In the second quarter of 2011, BCE acquired the remaining 85% of CTV Inc. (CTV) common shares that it did not already own. CTV is a media company that holds specialty television, digital media, conventional TV and radio broadcasting assets. CTV is reported as a new segment, Bell Media. As at the acquisition date, we transferred certain assets from our wireline business segment to this new segment.

(3)

Non-GAAP Financial Measures

EBITDA

The term EBITDA does not have any standardized meaning according to IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies.

We define EBITDA as operating revenues less operating costs (including employee benefit plans service costs). We use EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. EBITDA also is one component in the determination of short-term incentive compensation for all management employees. EBITDA has no directly comparable IFRS financial measure. Alternatively, it may be reconciled to net earnings as shown in this document.

Adjusted net earnings and Adjusted earnings per share (EPS)

The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning according to IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other companies.

We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, and net (gains) losses on investments. We define Adjusted EPS as Adjusted net earnings per BCE common share.

We use Adjusted net earnings and Adjusted EPS, among other measures, to assess the performance of our businesses without the effects of severance, acquisition and other costs, and net (gains) losses on investments, net of tax and non-controlling interest. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS.

BCE Inc. Supplementary Financial Information – Third Quarter 2012 Page 14

Accompanying Notes

Free Cash Flow

The term free cash flow does not have any standardized meaning according to IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies.

We define free cash flow as cash flows from operating activities, excluding acquisition costs paid, and dividends/distributions received from Bell Aliant less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest and Bell Aliant free cash flow.

We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis.

We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.

The most comparable IFRS financial measure is cash from operating activities.

(4)	EBITDA margin is calculated as follows: EBITDA Operating revenues
(5)	Capital Intensity is calculated as follows: Capital expenditures Operating revenues
(6)	Average revenue per unit (ARPU) represents the measurement of the average revenue generated by each unit, expressed as a rate per month for the year.
(7)	Churn is the rate at which existing subscribers cancel their services. Churn is calculated as the number of subscribers disconnected divided by the average subscriber base.
(8)	Cost of acquisition (COA) is also referred to as subscriber acquisition costs. This measure is expressed per gross activation. It includes costs associated with acquiring a customer such as hardware subsidies, marketing and distribution costs.

(9)	Cash flow per share is calculated as follows: Cash flow from operating activities less capital expenditures Average number of common shares outstanding
(10)	Annualized cash flow yield is calculated as follows: Trailing 12 month free cash flow Number of common shares outstanding at end of period multiplied by share price at end of period

BCE Inc. Supplementary Financial Information – Third Quarter 2012 Page 15